

09055268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 7 2009

Washington, DC

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SEC FILE NUMBER
8-67402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JRH MASTER FUND, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Fairfax Street
_____
(No. and Street)

Denver   Colorado   80220
_____
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan   (312) 431-0014
_____
                                               (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
_____
                  (Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900   Chicago   IL   60604
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Holena, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **JRH Master Fund, LLC**, as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

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                                                     _____
OFFICIAL SEAL                                               Signature
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS                     _____
My Commission Expires 06/25/2011                            Title
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Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Operations)
- [x] (d) Statement of Changes in Member's Equity
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

    Supplemental Information:
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) Independent Auditors' Supplemental Report on Internal Control
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
     JRH Master Fund, LLC
          Denver, Colorado

We have audited the accompanying statement of financial condition of JRH Master Fund, LLC as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRH Master Fund, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 29, 2009


JRH Master Fund, LLC

(a Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008


ASSETS

Due from clearing broker	$	4,102,181
Equities owned, at market		3,222,044
Other assets		10,000
TOTAL ASSETS	$	7,334,225

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Equities sold, not yet purchased, at market	$	3,221,870
Accounts payable and accrued expenses		12,592
Total Liabilities		3,234,462
Member's Equity		4,099,763
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,334,225


See accompanying notes.

2


JRH Master Fund, LLC
(a Delaware Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUES

Firm trading	$	6,334,989
Interest		91,267
Dividends		97,706
Total Revenues		6,523,962

EXPENSES

Commissions	1,966,871
Regulatory fees	523,380
Interest	82,539
Dividends	99,007
Other	978
Total Expenses	2,672,775
NET INCOME	$ 3,851,187

JRH Master Fund, LLC
(a Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance at December 31, 2007	$	1,993,601
Withdrawals	(	1,745,025)
Net income		3,851,187
Balance at December 31, 2008	$	4,099,763

JRH Master Fund, LLC
(a Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net income	$	3,851,187
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in operating assets:		
Receivables from broker/dealers	(	1,366,998)
Equities owned, at market	(	925,333)
Interest and dividends receivable		4,586
Increase/(decrease) in operating liabilities:		
Securities sold, not yet purchased, at market		179,306
Accounts payable		2,277
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,745,025
FINANCING ACTIVITIES		
Member withdrawals	(	1,745,025)
NET CASH USED IN FINANCING ACTIVITIES	(	1,745,025)
NET INCREASE IN CASH		-
CASH AT DECEMBER 31, 2007		-
CASH AT DECEMBER 31, 2008	$	-

Supplemental Cash flow Information:
    Cash payments for interest during the year totaled $82,224.
    Cash payments for income taxes during the year totaled $0.

JRH Master Fund, LLC
(a Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

(1) *NATURE OF BUSINESS*

JRH Master Fund, LLC, (the "Company") engages in trading strategies involving primarily equities on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included on the income tax return of the member.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK*

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

(3) *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)*

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

At December 31, 2008, a credit concentration with the Company's clearing broker consisted of approximately $4 million representing the market value of its trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

(4) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,276,433 which exceeded requirements by $3,176,433 and the ratio of aggregate indebtedness to net capital was less than 1:1.

SUPPLEMENTARY INFORMATION

JRH Master Fund, LLC
(a Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL		
Members' equity	$	4,099,763
Non-allowable assets		
Other assets	(	10,000)
NET CAPITAL BEFORE HAIRCUTS ON FIRM INVENTORY		4,089,763
Haircuts on firm inventory	(	813,330)
Undue concentration		-
NET CAPITAL	$	3,276,433
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
EXCESS NET CAPITAL	$	3,176,433
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - specified liabilities	$	-
Total Aggregate Indebtedness	$	-
Ratio of aggregate indebtedness to net capital		<1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

8

JRH Master Fund, LLC
(a Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

**INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2008

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
    JRH Master Fund, LLC
        Denver, Colorado

In planning and performing our audit of the financial statements of JRH Master Fund, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

10

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that JRH Master Fund, LLC, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2008, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
January 29, 2009